Exhibit 99.1

Achilles Therapeutics Reports Second Quarter 2021 Financial Results and Recent Business Highlights

– Presentations of translational science data at AACR and ASCO illustrate crucial path to potency assay –

– Data from ten patients across CHIRON and THETIS studies anticipated in the fourth quarter of 2021 –

London, UK 10 August 2021 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced its financial results for the second quarter ended June 30, 2021, and recent business highlights.

“Achilles continued to make significant progress in the second quarter of 2021. We presented data at AACR and ASCO demonstrating that we can quantify the active clonal neoantigen-reactive T cell (cNeT) component and cNeT dose of our product. We were also able to track our cNeT post-dosing and describe phenotypic and functional characteristics. We believe that this critical capability will allow us to develop a potency assay which could be a crucial advancement in the TIL therapeutic space. We remain on target to report clinical and characterization data on ten patients that have received cNeT monotherapy across the CHIRON and THETIS trials in the fourth quarter,” said Dr Iraj Ali, Chief Executive Officer of Achilles. “We continue to enroll and dose patients and have recruited our first US patient at the Moffitt Cancer Center. Also in the fourth quarter of 2021, we plan to begin enrolling patients using our Process 2 to deliver higher dose cNeT and to open a checkpoint combination cohort in our melanoma (THETIS) study to evaluate the addition of a PD-1 inhibitor to cNeT therapy.”

Business Highlights

•	Closed an initial public offering of 9,750,000 ADRs at a public offering price of $18.00 per share for gross proceeds of $175.5 million.

•	Enrolled first US Patient in ongoing PI/IIa CHIRON study in non-small cell lung cancer at the Moffitt Cancer Center

•	Presented a poster at the 2021 ASCO Annual Meeting describing the ongoing phase I/IIa CHIRON clinical trial evaluating clonal cNeT in patients with advanced non-small cell lung cancer (NSCLC)

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Presented data at the American Association of Cancer Research (AACR) annual meeting detailing the Company’s comprehensive translational research program and insights into the in vivo dynamics of cNeT post-dosing and the potential to develop a potency-based release assay

•	Strengthened the Board of Directors and Scientific Advisory Board with the additions of Julie O’Neill and Markwin Velders, Ph.D., respectively

•	Received a Horizon 2020 grant as part of the Neoantigen Consortium, to collaborate on the development of a tool to predict neoantigen immunogenicity

Financial Highlights

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Cash and cash equivalents: Cash and cash equivalents were $299.3 million as of June 30, 2021, as compared to $177.8 million as of December 31, 2020. Current cash and cash equivalents include net proceeds of $160.6 million from an initial public offering that closed in the second quarter. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the second half of 2023, including full funding of the ongoing Phase I/IIa CHIRON and THETIS clinical trials.

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Research and development (R&D) expenses: R&D expenses were $10.8 million for the second quarter ended June 30, 2021, an increase of $6.3 million compared to $4.5 million for the second quarter ended June 30, 2020. R&D expenses were $19.7 million for the six months ended June 30, 2021, an increase of $11.3 million compared to $8.4 million for the six months ended June 30, 2020. The increase was primarily driven by increased activity related to our ongoing clinical trials and overall R&D.

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General and administrative (G&A) expenses: G&A expenses were $5.4 million for the second quarter ended June 30, 2021, an increase of $3.0 million compared to $2.4 million for the second quarter ended June 30, 2020. G&A expenses were $10.3 million for the six months ended June 30, 2021, an increase of $6.2 million compared to the $4.1 million for the six months ended June 30, 2020. The increase was primarily driven by fees associated with the Company’s IPO preparation, subsequent public company obligations, and an increase in headcount and related personnel costs.

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Net loss: Net loss for the second quarter ended June 30, 2021 was $16.2 million or $0.45 per share compared to $6.9 million or $7.64 per share for the second quarter ended June 30, 2020. Net loss for the six months ended June 30, 2021 was $29.9 million or $1.60 per share compared to $12.1 million or $13.57 per share for the six months ended June 30, 2020. The decrease in loss per share is due in part to the increased number of shares following the conversion and issuance of shares from the IPO.

Upcoming Events

Dr Iraj Ali, Chief Executive Officer, will present at the following investor conferences in September 2021. Additional details will be available at https://ir.achillestx.com/events-and-presentations.

•	Wells Fargo Virtual Healthcare Conference: Friday, September 10, 2021

•	H.C. Wainwright 23rd Annual Global Investment Conference: September 13-15, 2021

•	Oppenheimer Fall Healthcare Life Sciences & Med Tech Summit: September 20-23, 2021

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Further information:

Lee M. Stern – VP, IR & External Communications

+1 (332) 373-2634

l.stern@achillestx.com

Consilium Strategic Communications

Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner

+44 (0) 203 709 5000

achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$299,317	$177,849
Prepaid expenses and other current assets	21,085	9,948

Total current assets	320,402	187,797

Non-current assets:
Property and equipment, net	16,611	13,369
Operating lease right of use assets	13,236	14,740
Deferred tax assets	4	4
Other assets	3,237	3,008

Total non-current assets	33,088	31,121

TOTAL ASSETS	$353,490	$218,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,055	$6,314
Income taxes payable	19	7
Accrued expenses and other liabilities	7,879	6,590
Operating lease liabilities-current	4,660	3,712

Total current liabilities	18,613	16,623
Non-current liabilities:
Operating lease liabilities-non-current	10,244	12,271
Other long-term liability	659	652

Total non-current liabilities	10,903	12,923

Total liabilities	29,516	29,546

Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,603,489 and 4,389,920 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	54	6
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at June 30, 2021; Deferred shares, £0.001 par value; 30,521 shares issued and outstanding December 31, 2020	128	—
Convertible preferred shares, £0.001 par value; no shares authorized, issued and outstanding as of June 30, 2021;104,854,673 shares authorized, issued and outstanding at December 31, 2020	—	134
Additional paid in capital	398,265	234,922
Accumulated other comprehensive income	13,460	12,322
Accumulated deficit	(87,933)	(58,012)

Total shareholders’ equity	323,974	189,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$353,490	$218,918

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
OPERATING EXPENSES:
Research and development	$10,844	$4,547	$19,720	$8,377
General and administrative	5,445	2,395	10,277	4,131

Total operating expenses	16,289	6,942	29,997	12,508

Loss from operations	(16,289)	(6,942)	(29,997)	(12,508)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	146	87	101	439

Total other income (expense), net	146	87	101	439

Loss before provision for income taxes	(16,143)	(6,855)	(29,896)	(12,069)
Provision for income taxes	(13)	—	(25)	—

Net loss	(16,156)	(6,855)	(29,921)	(12,069)

Other comprehensive income:
Foreign exchange translation adjustment	(925)	(79)	1,138	(6,589)

Comprehensive loss	$(17,081)	$(6,934)	$(28,783)	$(18,658)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.45)	$(7.64)	$(1.60)	$(13.57)

Weighted average ordinary shares outstanding—basic and diluted	35,683,187	896,831	18,756,599	889,540